Koor Industries Ltd.

                                                         Office Of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax:972-3-6238425

                                                         16 October 2001




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The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------

Fax: 02-6513940            Fax: 03-5105379






Dear Sirs,


                Re: Immediate Report 09/2001
        Koor Industries Ltd.(Company No. 52-001414-3)
        ---------------------------------------------

Koor Industries Ltd. (hereinafter "Koor" or "the Company") hereby gives notice as follows:

1. General Meeting of the Shareholders

   1.1   Notice

         Koor's Annual General Shareholders Meeting will take place on Sunday, 2 December 2001, at 1:30 p.m. (Israel time). The meeting will be held at the company's offices, 21 Ha'Arbah Street, Tel Aviv (Platinum House, 19th Floor).

   1.2   Agenda

         The following is the agenda for the meeting:

         1.2.1 Declaring that the sum of NIS 3.8 per Ordinary Share, shall constitute the final dividends for the year ended December 31, 2000.

         1.2.2 The appointment of Mrs. Irit Izakson as a member of the Board of Directors of the Company.

         1.2.3 The reappointment of Somekh Chaikin, as the Company's auditors.

         1.2.4 The change of the Company's reporting method from the method under the Israeli's Securities Law to the method under the U.S. Law, in accordance with the choice granted under the Chapter E3 of the Israeli Securities Law, as long as the shares of the Company are registered for trade in the U.S.A.

         1.2.5 Presentation of the Audited Financial Statements of the Company and the Report of the Directos for the year ended December 31, 2000.

   1.3   The majority needed

         The majority that is needed to approve these decisions, is the majority of the participants in the voting, except for the matter in paragraph 1.2.4 in which the affirmative vote of a majority of the non-controlling shareholders is needed.

   1.4   Date determination

         According to paragraph 182 (b) of the Company Law -
         1999,shareholders of record at the close of business of October 26th 2001, are entitled to vote at the General Meeting.

   1.5   Review

         It is possible to review the full version of the proposed decisions, at the Company's offices, 21 Ha'Arbah Street, Tel Aviv (Platinum House, 19th Floor), at the Company's Secretary during regular working hours.

   1.6   Power of Attorney

         Each shareholder which is entitled to participate in the voting of this meeting and is interested in participating, via a representative or assignee, will submit a letter of appointment to the Company's Secretary at the Company's offices, at least 48 hours before the scheduled meeting.

2. Debenture holders General Meeting (Series F)

   2.1   Notice

         A General Meeting of Koor's Convertible Debenture (series F) holders will take place on Sunday, 2 December 2001 at 11:30 a.m. The meeting will be held at the Company's offices, 21 Ha'Arbah Street, Tel Aviv (Platinum House, 19th Floor).

   2.2   Agenda

         The following is the agenda of the Meeting:

         The change of the Company's reporting method under the Israeli's Securities Law to the reporting method under the U.S. Law, in accordance with the choice granted under Chapter E3 of the Israeli's Securities Law - 1968, as long as the shares of the company are registered for trade in the U.S.



                                    Yours faithfully,



                                    Shlomo Heller, Adv.
                           Legal Counsel and Company Secretary